UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2009
Commission File Number 000-31212
Metal Storm Limited

(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MARKET RELEASE
3 November 2009
Metal Storm Limited
TRADING HALT
The securities of Metal Storm Limited (the “Company”) will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Thursday, 5 November 2009 or when the announcement is released to the market.
Security Codes:	MST MSTG MSTGA
Patrick O’Connor
Senior Issuers Advisor

Metal Storm Limited ABN 99 064 270 006 PO Box 128 Richlands Qld 4077 Tel: +61 (0) 7 3123 4700 Fax: +61 (0) 7 3217 0811 Web Site: www.metalstorm.com Email Address: msau@metalstorm.com
2 November 2009
By email: patrick.o’connor@asx.com.au
Mr Patric O’Connor
Senior Adviser, Issuers (Brisbane)
ASX Limited
Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
Dear Rohan
Metal Storm Limited — request for trading halt under Listing Rule 17.1
Metal Storm Limited (Metal Storm or Company) requests a trading halt in its ordinary shares, secured convertible notes and interest bearing convertible notes from the commencement of trading today, Tuesday 3 November 2009 until the commencement of trading on Wednesday 4 November 2009 or earlier announcement by the Company.
In accordance with Listing Rule 17.1, I advise that:
(a)	Metal Storm has reached agreement with an overseas investor regarding equity and debt funding for the Company. Metal Storm was expecting initial funding today, 3 November, but due to a public holiday and inter-bank processes and procedures the first payment under the agreement has been delayed. Metal Storm seeks the trading halt to allow time for the expected receipt payment to be ascertained by the Company given the differing time zones between the countries;
(b)	Metal Storm is seeking the trading halt to maintain an orderly market in the trading of the Company’s securities;
(c)	Metal Storm requests that the trading halt last until the earlier of when it makes an announcement to the market concerning the agreement or the commencement of trading on Wednesday 4 November 2009; and
(d)	Metal Storm is not aware of any reason why the trading halt should not be granted.
If you have any further questions, please do not hesitate to contact me.
Yours sincerely,
METAL STORM LIMITED

PETER R WETZIG
Company Secretary

Appendix 3B
New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
Metal Storm Limited

ABN
99 064 270 006

We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1. Ordinary Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 430 Ordinary Shares issued on exercise of unquoted options.

3	Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1. Ordinary shares issued pursuant to exercise of unquoted options

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B - Page 1

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
•     the date from which they do
•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
Yes

5	Issue price or consideration	1. $0.001 pursuant to exercise of unquoted options.

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Ordinary shares issued in accordance with the terms and conditions of the Unquoted Options.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1. 30 October 2009

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	749,212,641 109,471,371 33,040,799	Ordinary Shares Secured Conv. Notes Interest Bearing Conv. Notes

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B - Page 2

Appendix 3B
New issue announcement

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	90,482,631	Unquoted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A
Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B - Page 3

Appendix 3B
New issue announcement

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B - Page 4

Appendix 3B
New issue announcement

Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 — 1,000
1,001 — 5,000
5,001 — 10,000
10,001 — 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B - Page 5

Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?
If the additional securities do not rank equally, please state:
•     the date from which they do
•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B - Page 6

Appendix 3B
New issue announcement

Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.
3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 4 November 2009
(~~Director~~ / Company Secretary)

Print name: Peter Ronald Wetzig
== == == == ==

|
+ See chapter 19 for defined terms.
24/10/2005	Appendix 3B - Page 7

METAL STORM LIMITED ABN 99 064 270 006
Unquoted Options
The outstanding balance at 22 October 2009 is represented by:

	Exercise
Expiry Date	Price	Number of Option
24-Nov-09	$0.400	6,250
4-Dec-09	$0.400	31,250
7-Dec-09	$0.400	12,500
31-Dec-09	$0.400	150,000
18-Mar-10	$0.400	20,000
31-Mar-10	$0.400	200,000
21-Jun-10	$0.400	578,750
24-Jun-10	$0.400	1,990,000
30-Jun-10	$0.400	200,000
30-Sep-10	$0.400	200,000
31-Dec-10	$0.400	218,750
31-Mar-11	$0.400	193,750
28-Apr-11	$0.400	940,000
30-Jun-11	$0.400	818,750
2-Jul-11	$0.010	5,000,000
30-Sep-11	$0.400	125,000
27-Oct-11	$0.400	506,250
31-Dec-11	$0.400	193,750
8-Mar-12	$0.180	1,000,000
31-Mar-12	$0.400	193,750
30-Jun-12	$0.400	193,750
24-Sep-12	$0.001	77,010,131
30-Sep-12	$0.400	193,750
31-Dec-12	$0.400	168,750
31-Mar-13	$0.400	168,750
30-Jun-13	$0.400	168,750

		90,482,631

METAL STORM LIMITED ACN 064 270 006

Equity & Debt Placement Update
Brisbane, Australia — Wednesday, 4 November 2009: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
As previously advised to the market Metal Storm has entered into a legally binding Subscription Agreement with Assure Fast Holdings Limited BVI (AFHL) to provide new equity of USD17.5 million in two tranches, USD1.925 million initially, and a further USD15.575 million on shareholder approval. Additionally, Metal Storm previously advised that AFHL also intends to lend USD17.5 million as part of the overall funding arrangements, subject to final terms, issues of both tranches of equity and noteholder approval.
The Company has previously announced that the first tranche of equity for USD1.925 million would be completed yesterday, 3 November 2009.
Mr Robert Rivero, the principal in the transaction, is based in Manila, Philippines along with his associates and legal advisers. As you may have read in other media reports, Manila was struck by Cyclone Mirinae on Friday which reportedly caused widespread damage. This, combined with the bank holiday in Manila on Monday has delayed the processes necessary to complete the first equity tranche.
Given these circumstances Metal Storm did not receive the first equity tranche of USD1.925 million yesterday and has agreed to extend settlement of the first equity tranche to close of business on Friday, 6 November 2009.
Since the initial announcement of this contract Metal Storm and AFHL have been working together and separately on due diligence and other transfer related procedures. In the course of those processes, nothing has come to Metal Storm’s notice that would indicate that the subscription will not, or cannot, proceed.
The loan documentation has now been negotiated and Metal Storm understands that it is agreed in form. The loan for USD17.5 million is unsecured, repayable in 5 years, carries interest of 3.25% p.a. and is denominated in USD. The Board is of the view that the loan is commercial and balanced. It requires Mr Rivero’s signature which is expected today after which a further announcement will be released to the market.

Metal Storm Limited
ACN 064 270 006
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED ACN 064 270 006
Equity & Debt Placement Update
Brisbane, Australia — Monday 9th November 2009: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
On 4th November Metal Storm advised that it had finalised the form of documentation for a US$17.5M loan from Assure Fast Holdings Limited (BVI) as a part of the combined equity and loan placement, and that this document was awaiting signature.
The Company is pleased to advise that both parties have now signed the Loan Facility Agreement. The Loan Facility terms include an interest rate of 3.25% and loan term of 5 years. The loan is unsecured and not convertible to equity. The loan facility is subject to approval by the existing unsecured Noteholders.
ENDS
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST

Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED ACN 064 270 006 WEAPON SUPPLY CONTRACT

Brisbane, Australia — Friday, 6 November 2009: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Metal Storm Limited is pleased to advise that Metal Storm Inc has received an order from Defence Research and Development Canada to purchase three Metal Storm MAULTM 12 gauge Multi-shot Accessory Under-barrel Launchers together with ammunition. Further details will be made available upon approval by the customer, which is currently being sought.
MAULTM is a small 12 gauge 5 shot semi-automatic shotgun weighing just 800 grams that can be underslung on an assault rifle, fired stand alone with a shoulder stock, or as a pistol with its pistol grip attachment. Intended mission capabilities include door breaching, less lethal payload delivery for crowd control and law enforcement, as well as providing lethal ammunition options.
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
Mr Peter Faulkner — General Manager, Metal Storm Incorporated — Ph: +1 703 248 8218
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED ACN 064 270 006 Equity & Debt Placement Update
Brisbane, Australia — Monday 9th November 2009: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
In recent announcements relating to an Equity and Debt placement by Assure Fast Holdings Limited BVI (AFHL) Metal Storm had advised this was expected to proceed in 3 tranches. The second and third tranches will require shareholder and note holder approval, and the process in all aspects of these tranches is progressing.
The first tranche is a capital issue for approximately USD$2M that was initially expected to be finalised on November 3, but was extended by agreement until close of business on 6 November.
Subsequent to close of business Friday AFHL requested a further extension until Friday of this week.
The Metal Storm Board has agreed to that request.
The Board is aware of some published scepticism regarding the capability and capacity of AFHL to meet the Subscription Agreement and that a further extension of time to complete Tranche 1 may appear to add weight to those concerns. The Board regards that scepticism as both healthy and proper.
The Company has reacted to the extension request in a detailed manner and after specific enquiries is satisfied as to the legitimacy of the delay and the financial capacity of AFHL to complete the transaction.
Metal Storm will continue to work closely with AFHL, its bankers and advisors on finalising outstanding matters and will inform the market as and when material events occur.
ENDS
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited
Date: November 9, 2009	By:	/s/ Peter Wetzig
		Name:	Peter Wetzig
		Title:	Company Secretary